UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Yang Yanhua

Shanghai Buyout Fund L.P.

2802, 689 Guangdong Road, Huangpu District

Shanghai, the People’s Republic of China

(86) 21 2321 9721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 81941U105

(1)	Name of reporting person Hao Ding International Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK, AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 107,438,129 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 107,438,129 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 107,438,129 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 24.4% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 107,438,129 Class A Ordinary Shares held by Hao Ding International Limited, a British Virgin Islands company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 97,518,374 Class B Ordinary Shares were outstanding.

13D

CUSIP No. 81941U105

(1)	Name of reporting person Shanghai Hai Sheng Tong Investment Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK, AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 107,438,129 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 107,438,129 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 107,438,129 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 24.4% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 107,438,129 Class A Ordinary Shares held by Hao Ding International Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Shanghai Hai Sheng Tong Investment Co., Ltd.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADS) and 97,518,374 Class B Ordinary Shares were outstanding.

13D

CUSIP No. 81941U105

(1)	Name of reporting person Shanghai Buyout Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK, AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 107,438,129 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 107,438,129 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 107,438,129 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 24.4% (2)
(14)	Type of reporting person (see instructions) PN

(1)	representing 107,438,129 Class A Ordinary Shares held by Hao Ding International Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Shanghai Hai Sheng Tong Investment Co., Ltd., whose sole director is designated by Shanghai Buyout Fund L.P., which holds a 27% ownership interest in Hai Sheng Tong and has 100% dispositive and voting power over all of the outstanding equity interests in Hai Sheng Tong.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

13D

CUSIP No. 81941U105

(1)	Name of reporting person Haitong M&A Capital Management (Shanghai) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK, AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 107,438,129 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 107,438,129 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 107,438,129 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 24.4% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 107,438,129 Class A Ordinary Shares held by Hao Ding International Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Shanghai Hai Sheng Tong Investment Co., Ltd., whose sole director is designated by Shanghai Buyout Fund L.P., which holds a 27% ownership interest in Hai Sheng Tong and has 100% dispositive and voting power over all of the outstanding equity interests in Hai Sheng Tong. Shanghai Buyout Fund L.P.’s general partner is Haitong M&A Capital Management (Shanghai) Co., Ltd.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by Shanghai Buyout Fund L.P. and Haitong M&A Capital Management (Shanghai) Co., Ltd. with the Securities and Exchange Commission on September 11, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on September 25, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Hao Ding International Limited, a company established under the laws of the British Virgin Islands (“Hao Ding”), (b) Shanghai Hai Sheng Tong Investment Co., Ltd., a company established under the laws of the People’s Republic of China (“Hai Sheng Tong”), (c) Shanghai Buyout Fund L.P., a limited partnership organized under the laws of the People’s Republic of China (“Haitong LP”), and (d) Haitong M&A Capital Management (Shanghai) Co., Ltd., a company established under the laws of the People’s Republic of China (“Haitong GP,” together with Hao Ding, Hai Sheng Tong and Haitong LP, the “Reporting Persons”).

Hao Ding has not engaged in any business except in connection with the transactions contemplated by the Haitong Share Purchase Agreement I (as defined below) and the Haitong Share Purchase Agreement II (as defined below). Haitong LP’s principal business address, which also serves as its principal office, is 2802, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China.

Hai Sheng Tong has not engaged in any business except in connection with the transactions contemplated by the Haitong Share Purchase Agreement I and the Haitong Share Purchase Agreement II. Haitong LP’s principal business address, which also serves as its principal office, is 2802, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China. Hai Sheng Tong is the sole shareholder of Hao Ding.

Haitong LP’s principal business is making equity investments in private and public companies. Haitong LP’s principal business address, which also serves as its principal office, is 2802, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China. Haitong LP is a 27% shareholder of Hai Sheng Tong and holds 100% dispositive and voting power over all the outstanding equity interests in Hai Sheng Tong.

Haitong GP’s principal business is acting as the general partner of Haitong LP. Haitong GP’s principal business address, which also serves as its principal office, is Room A201-1, Tower A, Building 16, No.99 Huanhuxiyi Road, Nanhuixincheng City, Pudong New Area, Shanghai, the People’s Republic of China. Haitong GP is the sole general partner of Haitong LP.

Haitong Capital Investment Co., a company established under the laws of the People’s Republic of China (“Haitong Capital”), is the controlling shareholder of Haitong GP. Haitong Capital’s principal business is making equity investments in companies and funds and providing management and consultancy services in connection with equity investments. Haitong Capital’s principal business address, which also serves as its principal office, is Room 07-12, 26F, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China.

Haitong Securities Co., Ltd., a company established under the laws of the People’s Republic of China (“Haitong Securities”) is the sole shareholder of Haitong Capital. Haitong Securities is a financial service firm providing securities brokerage, investment consultancy, and investment banking services. Haitong Securities’ principal business address, which also serves as its principal office is 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China. The shares of Haitong Securities are listed on the Shanghai Stock Exchange.

Mr. Liu Jing is the sole director of Hao Ding and the executive director and general manager of Hai Sheng Tong. Mr. Liu Jing is a citizen of the People’s Republic of China and his business address is 2802, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Initial Consortium” and each member in the Initial Consortium, a “Initial Consortium Member”) entered into a consortium agreement (the “Initial Consortium Agreement”). Under the Initial Consortium Agreement, the Initial Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Initial Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Initial Consortium Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Initial Consortium Agreement by all Initial Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Initial Consortium Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Initial Consortium Transaction.

On January 27, 2014, Shanda SDG Investment Limited (“SDG”), a wholly-owned subsidiary of Shanda Interactive, and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares (the “Primavera Purchase Shares”) at US$2.7625 per Class A Ordinary Share. The purchase and sale of the Primavera Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Shares. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On August 31, 2014, SDG and Orient Finance Holdings (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Orient HK”) entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price. The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Initial Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”).

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively. The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd, a company formed under the laws of the People’s Republic of China (“Ningxia”) entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, Primavera withdrew from the Initial Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). From and after September 1, 2014, references to the “Initial Consortium” or the “Initial Consortium Members” should include Shanda Interactive, Ningxia, Orient HK and Haitong, and should not include Perfect World, FV Investment, Carlyle or Primavera.

On October 27, 2014, the exclusivity period under the Initial Consortium Agreement expired. On October 28, 2014, Shanda Interactive and Ningxia entered into a letter agreement (the “Exclusivity and Release Letter”), pursuant to which (i) Shanda Interactive and Ningxia agreed to continue to work exclusively with each other until November 25, 2014 to undertake a going private transaction involving the Company; (ii) Ningxia agreed to release Shanda Interactive and its affiliates from any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions; and (iii) Ningxia agreed to indemnify Shanda Interactive and its affiliates against any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions, and Shanda Interactive’s negotiation, execution, delivery and performance of the Exclusivity and Release Letter.

On November 24, 2014, Orient HK and Orient Hongtai (Hong Kong) Limited, a company incorporated under the laws of Hong Kong, (“Hongtai HK”) entered into a share purchase agreement (the “Hongtai Share Purchase Agreement”), and Orient HK and Orient Hongzhi (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Hongzhi HK”), entered into a share purchase agreement (the “Hongzhi Share Purchase Agreement”), pursuant to which Hongtai HK and Hongzhi HK purchased, 61,776,334 Class A Ordinary Shares and 61,776,335 Class A Ordinary Shares, respectively, from Orient HK.

On November 25, 2014, SDG, Ningxia, Zhongrong Shengda, and Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong (“Yili Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Zhongrong Shengda and Yili Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing have been transferred to Zhongrong Shengda and Yili Shengda, and SDG no longer beneficially owns any ordinary shares of the Issuer.

On December 5, 2014, Ningxia Yilida Capital Investment Limited Partnership, an affiliate of Yili Shengda (“Ningxia Yilida”) and Ningxia (together with Ningxia Yilida, the “Second Consortium,” and each member of the Second Consortium, a “Second Consortium Member”) entered into a consortium agreement (the “Second Consortium Agreement”). Under the Second Consortium Agreement, the Second Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Second Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Second Consortium Transaction until the earlier of (x) February 6, 2015, and (y) termination of the Second Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Second Consortium Transaction. The Second Consortium Members intended to acquire the Issuer at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. Pursuant to its terms, the Second Consortium Agreement terminated automatically on February 6, 2015 upon the expiration of the exclusivity period.

On March 16, 2015, Ningxia Yilida, Ningxia, Hongtai HK, Hongzhi HK and Hao Ding (together with Ningxia Yilida, Ningxia, Hongtai HK and Hongzhi HK, the “Third Consortium,” and each member of the Third Consortium, a “Third Consortium Member”), entered into a consortium agreement (the “Third Consortium Agreement”). Under the Third Consortium Agreement, the Third Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Third Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Third Consortium Transaction until the earlier of (x) April 30, 2015, and (y) termination of the Third Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Third Consortium Transaction.

If the Third Consortium Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Exchange Act would be terminated.

In addition, consummation of the Third Consortium Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Third Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Third Consortium Transaction will be entered into or be consummated. No binding obligation shall arise with respect to the Third Consortium Transaction unless and until definitive agreements have been executed.

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Second Consortium Agreement and the Third Consortium Agreement in this Statement are qualified in their entirety by reference to the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Hongtai Share Purchase Agreement, the Hongzhi Share Purchase Agreement, the Second Consortium Agreement and the Third Consortium Agreement, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16,7.17, 7.18, 7.19, 7.20, 7.21 and 7.22 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a)-(b) The following disclosure assumes that there were a total of 440,313,944 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of December 31, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

Under the Haitong Share Purchase Agreement I, 48,152,848 Class B Ordinary Shares held by SDG were converted into Class A Ordinary Shares on a one-to-one basis and sold to Hao Ding, and under the Haitong Share Purchase Agreement II, 28,959,276 and 30,326,005 Class A Ordinary Shares from Primavera and Perfect World, respectively, were sold to Hao Ding, collectively representing approximately 20.0% of (and approximately 7.6% of the total number of votes represented by) the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer as of December 31, 2014.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons, Ningxia, Ningxia Yilida, Hongtai HK and Hongzhi HK may, on the basis of the facts described elsewhere herein, be considered to be a “group.” As of the date hereof, Ningxia, Ningxia Yilida, Hongtai HK and Hongzhi HK collectively own 97,518,374 Class B Ordinary Shares and 204,130,497 Class A Ordinary Shares, collectively representing approximately 56.1% of the total ordinary shares outstanding as of December 31, 2014, or approximately 83.2% of total number of votes represented by the total ordinary shares outstanding as of December 31, 2014.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any ordinary shares as may be beneficially owned by Ningxia, Ningxia Yilida, Hongtai HK or Hongzhi HK for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Items 3 and 4, to the best knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Hongtai Share Purchase Agreement, the Hongzhi Share Purchase Agreement, the Second Consortium Agreement and the Third Consortium Agreement in this Statement under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by amending Exhibit 7.03 and Exhibit 7.21 and adding Exhibit 7.22 to the end thereof:

Exhibit 7.03	Initial Consortium Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.21	Second Consortium Agreement dated December 5, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on December 5, 2014).

Exhibit 7.22	Consortium Agreement dated March 16, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on March 17, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2015

Hao Ding International Limited

By:	/s/ Liu Jing
	Name:	Liu Jing
	Title:	Sole Director

Shanghai Hai Sheng Tong Investment Co., Ltd.

By:	/s/ Liu Jing
	Name:	Liu Jing
	Title:	Executive Director

Shanghai Buyout Fund L.P.
By Haitong M&A Capital Management (Shanghai) Co., Ltd., its general partner

By:	/s/ Yang Yanhua
	Name:	Yang Yanhua
	Title:	Chairwoman of the Board

Haitong M&A Capital Management (Shanghai) Co., Ltd.

By:	/s/ Yang Yanhua
	Name:	Yang Yanhua
	Title:	Chairwoman of the Board